EXHIBIT 99.1

Scorpio Bulkers Inc. Announces Financial Results for the Fourth Quarter of 2018, Declares a Quarterly Dividend and Increases Share Repurchase Authorization
MONACO - January 28, 2019 (GLOBE NEWSWIRE) - Scorpio Bulkers Inc. (NYSE: SALT) (“Scorpio Bulkers”, or the “Company”), today reported its results for the three months and year ended December 31, 2018.
The Company also announced that on January 25, 2019, its Board of Directors declared a quarterly cash dividend of $0.02 per share on the Company’s common shares.
Results for the Three and Twelve Months Ended December 31, 2018 and 2017
For the fourth quarter of 2018, the Company’s GAAP net loss was $7.4 million, or $0.11 loss per diluted share. These results include a non-cash loss of $7.7 million and cash dividend income of $0.5 million, or $0.10 loss per diluted share from the Company’s equity investment in Scorpio Tankers Inc. and a write-off of deferred financing costs of $1.7 million, or $0.03 loss per diluted share, related to the refinancing of existing debt (see discussion below, “Debt”). For the same period in 2017, the Company’s GAAP net loss was $1.1 million, or $0.01 loss per diluted share. Total vessel revenues for the fourth quarter of 2018 were $65.2 million, compared to $51.1 million for the same period in 2017. Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the fourth quarters of 2018 and 2017 were $23.3 million and $22.9 million, respectively (see Non-GAAP Financial Measures below).
For the year ended December 31, 2018, the Company’s GAAP net loss was $12.7 million or $0.18 loss per diluted share, including a non-cash loss of $7.7 million and cash dividend income of $0.5 million, or $0.10 loss per diluted share from the Company’s equity investment in Scorpio Tankers Inc. and a write-off of deferred financing costs of $3.8 million, or $0.05 loss per diluted share, related to the refinancing of existing debt. For the year ended December 31, 2017, the Company’s GAAP net loss was $59.7 million, or $0.83 loss per diluted share. Total vessel revenues for 2018 were $242.5 million, compared to $162.2 million for 2017. EBITDA for the years ended December 31, 2018 and 2017 were $100.6 million and $35.3 million, respectively (see Non-GAAP Financial Measures below).
While the results for the year ended December 31, 2018 did not include any non-GAAP adjustments to net income, the Company’s 2017 GAAP net loss included a loss/write-off of vessels and assets held for sale of $17.7 million and the write-off of deferred financing costs on the credit facility related to those specific vessels of $0.5 million. Excluding these items, the Company’s adjusted net loss for 2017 was $41.6 million, or $0.57 adjusted loss per diluted share. Adjusted EBITDA for 2017 was $53.5 million (see Non-GAAP Financial Measures below).
TCE Revenue
TCE Revenue Earned during the Fourth Quarter of 2018

•	Our Kamsarmax fleet earned $13,148 per day

•	Our Ultramax fleet earned $12,213 per day
Voyages Fixed thus far for the First Quarter of 2019

•	Kamsarmax fleet: approximately $12,913 per day for 60% of the days

•	Ultramax fleet: approximately $11,072 per day for 56% of the days
Cash and Cash Equivalents

As of January 25, 2019, the Company had approximately $74.3 million in cash and cash equivalents.
Recent Significant Events
Share Repurchase Program
During the fourth quarter of 2018, the Company repurchased a total of approximately 4.5 million shares of the Company’s common shares under the then existing share repurchase programs at an aggregate cost of approximately $27.0 million, or an average cost of $6.05 per share, which was funded from available cash resources. There have been no share repurchases since December 31, 2018. As of January 25, 2019, $24.8 million remained available under the then existing share repurchase program.
On January 25, 2019, the Company’s Board of Directors authorized a new share repurchase program to purchase up to an aggregate of $50.0 million of the Company’s common shares. This new share repurchase program replaced the Company’s previous share repurchase program that was authorized in October 2018 and that was terminated in conjunction with the authorization of the new share repurchase program. The specific timing and amounts of the repurchases will be in the sole discretion of management and may vary based on market conditions and other factors. The Company is not obligated under the terms of the program to repurchase any of its common shares. The authorization has no expiration date.
Dividend
In the fourth quarter of 2018, the Company’s Board of Directors declared and the Company paid a quarterly cash dividend of $0.02 per share totaling approximately $1.5 million.
On January 25, 2019, the Company’s Board of Directors declared a quarterly cash dividend of $0.02 per share, payable on or about March 15, 2019, to all shareholders of record as of February 15, 2019. As of January 25, 2019, 71,217,258 shares were outstanding.
Investment in Scorpio Tankers Inc.
On October 12, 2018, the Company invested $100.0 million in a related party, Scorpio Tankers Inc. (NYSE:STNG) ("Scorpio Tankers") for approximately 54.1 million, or (as of October 12, 2018) 10.9%, of Scorpio Tankers’ issued and outstanding common shares. The investment was part of a larger $337.0 million equity raise through a public offering of common shares by Scorpio Tankers.
The Company measures its investment in Scorpio Tankers based on the quoted market price of Scorpio Tankers’ common stock, discounted for a temporary lack of marketability as at December 31, 2018 pursuant to the terms of the lock-up agreement entered into by the Company at the time of the investment. The lock-up agreement expired on January 7, 2019. At December 31, 2018, the Company recorded a $7.7 million non-cash loss and $0.5 million cash dividend related income from the investment in Scorpio Tankers, which were recorded in Investment income (loss) and Dividend income, respectively, on the Consolidated Statement of Operations.
On January 18, 2019, Scorpio Tankers effected a one-for-ten reverse stock split and as such the Company now owns approximately 5.4 million common shares of Scorpio Tankers.
On January 25, 2019, the fair value of the Scorpio Tankers’ common stock owned by the Company was approximately $110.4 million.
IMO 2020
In November 2018, the Company entered into an agreement with third parties to purchase exhaust gas cleanings systems (“scrubbers”) for 18 of its vessels in 2019 and for 10 of its vessels in 2020.  The total value of these agreements is estimated to be $41.9 million.  The systems that are being fitted are of ‘hybrid ready’ design, which allows them to be upgraded to a ‘closed loop’ configuration at a future date. As part of the agreement, the Company also has an option to purchase exhaust gas cleaning systems for up to 18 additional vessels in 2020.
The Company is in discussions with its existing lenders, as well as leasing companies, to provide secured financing for substantially all of the estimated total cost of the scrubber installation program as well as to provide additional operating liquidity.  These discussions are ongoing, however the Company expects to be able to make announcements within the first quarter of 2019.

The Company’s projected scrubber installation schedule and estimated payments for such installation on all the vessels in the Company’s fleet is as follows (dollars in thousands):

	Number of Vessels by Type		Estimated Payments
	Ultramax	Kamsarmax
Q1 2019	—	—	$7,046
Q2 2019	—	3	11,271
Q3 2019	9	1	23,147
Q4 2019	1	4	17,399
Q1 2020	11	1	24,322
Q2 2020	9	6	24,529
Q3 2020	4	4	12,223
Q4 2020	3	—	4,980
Q1 2021	—	—	859
Total	37	19	$125,776

Charter Employment Fixed

The following table summarizes certain information for the Company’s vessels that have been fixed via a time charter.

Vessel	Type	Earliest Redelivery Date	Rate Per Day
SBI Jaguar	Ultramax	April 2019	$16,000
SBI Ursa	Ultramax	June 2019	15,000
SBI Tango	Ultramax	March 2019	14,500
SBI Cougar	Ultramax	March 2019	16,500
SBI Echo	Ultramax	February 2019	15,000
SBI Thalia	Ultramax	April 2019	16,500
SBI Lyra	Ultramax	April 2019	16,500
SBI Libra	Ultramax	April 2019	15,250
SBI Hera	Ultramax	April 2019	14,850
SBI Bolero	Kamsarmax	May 2019	14,500
SBI Macarena	Kamsarmax	February 2019	16,000
SBI Mazurka	Kamsarmax	May 2019	16,000
SBI Samba	Kamsarmax	April 2019	15,500

Debt
$34.0 Million Credit Facility

On October 3, 2018, we entered into a senior secured credit facility for up to $34.0 million with a leading European financial institution, or the “$34.0 Million Credit Facility,” to refinance up to 62.5% of the fair market value of two Kamsarmax bulk vessels (SBI Jive and SBI Swing). The loan facility, which is comprised of a term loan up to $17.0 million and a revolver of up to $17.0 million, has a final maturity date of seven years from signing date and bears interest at LIBOR plus a margin of 2.35% per annum. This facility is secured by, among other things, a first preferred mortgage on the two vessels and is guaranteed by each of the vessel owning subsidiaries. On October 5, 2018, the Company drew down the entire $34.0 million available on this facility.

$330.0 Million Credit Facility

During October of 2018, the Company repaid approximately $23.1 million of our $330.0 Million Credit Facility as two of the Kamsarmax vessels previously financed by this loan are now financed under the $34.0 Million Credit Facility.

During November of 2018, the Company repaid an additional approximately $61.7 million under this credit facility upon the closing of the $90.0 Million Credit Facility discussed below.

$20.5 Million Lease Financing - SBI Hermes

On November 16, 2018, we closed a financing transaction with an unaffiliated third party for the sale and leaseback of the SBI Hermes, a 2016 Japanese-built Ultramax vessel, for consideration of $20.5 million. As part of the transaction, the Company has agreed with the buyer to bareboat charter the vessel for a period of five years at $5,850 per day. The transaction also provides the Company with an option to repurchase the SBI Hermes beginning on the third anniversary of the sale until the end of the bareboat charter agreement. If converted to floating interest rates, based on the expected weighted average life of the transaction, the equivalent cost of financing at the then prevailing swap rates would have been LIBOR plus a margin of 1.43% per annum.

$27.3 Million Credit Facility

During November of 2018, the Company repaid approximately $8.8 million on its $27.3 Million Credit Facility as the SBI Hermes, an Ultramax vessel that was previously financed under this credit facility, is now financed under our $20.5 Million Lease Financing - SBI Hermes.

$90.0 Million Credit Facility

On November 8, 2018, the Company entered into a senior secured credit facility for up to $90.0 million with Nordea Bank Abp, acting through its New York branch, and DVB Bank SE. The loan facility, which has a final maturity date of five years from the signing date and bears interest at LIBOR plus a margin of 2.35% per annum, is being used to finance up to 60% of the fair market value of six Ultramax dry bulk vessels (SBI Orion, SBI Hyperion, SBI Tethys, SBI Hercules, SBI Samson and SBI Phoenix). This facility is secured by, among other things, a first preferred mortgage on the six vessels and is guaranteed by each of the vessel owning subsidiaries. On November 13, 2018, the Company drew down the entire $90.0 million available on this facility.

Summary of Recent Drawdowns and Repayments on Credit Facilities

The drawdowns and repayments on the Company’s credit facilities during the fourth quarter of 2018 related to the debt refinancing transactions described above are as follows:

Credit Facility	Drawdown (Repayment) Amount ($ thousands)
$34.0 Million Credit Facility	$34,000
$90.0 Million Credit Facility	90,000
$330.0 Million Credit Facility	(84,803)
$20.5 Million Lease Financing - SBI Hermes	20,500
$27.3 Million Credit Facility	(8,817)

Debt Overview

The Company’s outstanding debt balances, gross of unamortized deferred financing costs as of December 31, 2018 and January 25, 2019, are as follows (dollars in thousands):

	As of December 31, 2018	As of January 25, 2019
Credit Facility	Amount Outstanding
Senior Notes	$73,625	$73,625
$330 Million Credit Facility	140,677	140,677
$42 Million Credit Facility	14,105	14,105
$12.5 Million Credit Facility	9,400	9,400
$27.3 Million Credit Facility	9,008	9,008
$85.5 Million Credit Facility	78,972	78,972
$38.7 Million Credit Facility	35,100	35,100
$19.6 Million Lease Financing - SBI Rumba	18,101	18,003
$12.8 Million Credit Facility	12,325	12,325
$19.0 Million Lease Financing - SBI Tango	18,450	18,359
$19.0 Million Lease Financing - SBI Echo	18,481	18,394
$30.0 Million Credit Facility	29,420	29,420
$60.0 Million Credit Facility	58,797	58,797
$184.0 Million Credit Facility	180,229	180,229
$34.0 Million Credit Facility	34,000	34,000
$90.0 Million Credit Facility	90,000	90,000
$20.5 Million Lease Financing - SBI Hermes	20,299	20,199
Total	$840,989	$840,613

The Company’s projected quarterly debt repayments on its bank loans and senior notes and bareboat charter payments on its finance leases through 2019 are as follows (dollars in thousands):

	Principal on Bank Loans and Senior Notes	Finance Lease	Total
Q1 2019 (1)	14,847	1,341	16,188
Q2 2019	15,617	2,012	17,629
Q3 2019 (2)	88,817	2,012	90,829
Q4 2019	15,813	2,012	17,825
Total	$135,094	$7,377	$142,471

(1)	Relates to payments expected to be made from January 26, 2019 to March 31, 2019.

(2)	Includes $73.6 million repayment of Senior Notes due at maturity.
Financial Results for the Three Months Ended December 31, 2018 Compared to the Three Months Ended December 31, 2017
For the fourth quarter of 2018, the Company’s GAAP net loss was $7.4 million, or $0.11 loss per diluted share compared to a GAAP net loss of $1.1 million, or $0.01 loss per diluted share in the same period in 2017. Results for the fourth quarter of 2018 include a non-cash loss of $7.7 million and cash dividend income of $0.5 million, or $0.10 loss per diluted share from the Company’s equity investment in Scorpio Tankers Inc. and a write-off of deferred financing costs of $1.7 million, or $0.03 loss per diluted share, related to the refinancing of existing debt. EBITDA for the fourth quarters of 2018 and 2017 were $23.3 million and $22.9 million, respectively (see Non-GAAP Financial Measures).
Total vessel revenues for the fourth quarter of 2018 were $65.2 million compared to $51.1 million in the fourth quarter of 2017. The Company’s TCE revenue (see Non-GAAP Financial Measures) for the fourth quarter of 2018 was $65.0 million, an increase of $14.0 million from the prior year period. During the fourth quarter of 2018, rates earned by the Company’s Ultramax Operations were driven by the South American and Black Sea grain markets as well as demand for petcoke and coal exports from the United States Gulf. Rates earned by the Company’s Kamsarmax vessels were lower than anticipated due to the restriction of coal imports by the Chinese government, mild winter temperatures and the lack of grain cargoes from the United States to the Far East.
Total operating expenses for the fourth quarter of 2018 were $51.4 million compared to $43.2 million in the fourth quarter of 2017. The increase from the prior year period relates primarily to increases in vessel operating expenses and depreciation due principally to the growth of the Company’s fleet, as well as general administrative expenses due to an increase in consulting and employee compensation.
Ultramax Operations

	Three Months Ended December 31,
Dollars in thousands	2018	2017	Change	% Change
TCE Revenue:
Vessel revenue	$42,419	$30,266	$12,153	40
Voyage expenses	65	47	18	38
TCE Revenue	$42,354	$30,219	$12,135	40
Operating expenses:
Vessel operating costs	17,791	14,082	3,709	26
Charterhire expense	981	936	45	5
Vessel depreciation	9,401	7,819	1,582	20
General and administrative expense	1,089	881	208	24
Total operating expenses	$29,262	$23,718	$5,544	23
Operating income	$13,092	$6,501	$6,591	101
Vessel revenue for the Company’s Ultramax Operations increased to $42.4 million for the fourth quarter of 2018 from $30.3 million in the prior year period. During the fourth quarter of 2018, both the South American and Black Sea grain markets supported Ultramax rates in the Atlantic as Chinese buyers replaced their usual grain imports from the United States Gulf with imports from those markets. The United States Gulf market was able to replace some of that lost demand with petcoke and coal, as prices for those commodities fell. However, high levels of Chinese coal stockpiles, coupled with government year-end restrictions on imports from October onwards negatively affected Pacific round voyage levels.
TCE revenue (see Non-GAAP Financial Measures) for the Company’s Ultramax Operations was $42.4 million for the fourth quarter of 2018 and was associated with a day-weighted average of 37 vessels owned and one time chartered-in vessel, compared to $30.2 million for the prior year period, associated with a day-weighted average of 29 vessels owned. TCE revenue per day was $12,213 and $10,886 for the fourth quarters of 2018 and 2017, respectively.

Dollars in thousands	Three Months Ended December 31,
Ultramax Operations:	2018	2017	Change	% Change
TCE Revenue	$42,354	$30,219	$12,135	40
TCE Revenue / Day	$12,213	$10,886	$1,327	12
Revenue Days	3,468	2,776	692	25

The Company’s Ultramax Operations vessel operating costs were $17.8 million for the fourth quarter of 2018, relating to the 37 vessels owned on average during the period, and included approximately $1.1 million of takeover costs and contingency expenses. Vessel operating costs for the prior year period were $14.1 million and related to the 29 vessels owned on average during the period. Daily operating costs excluding takeover costs and contingency expenses for the fourth quarters of 2018 and 2017 were $4,901 and $4,749, respectively. Daily operating costs for the fourth quarter of 2018 decreased from $5,037 in the third quarter of 2018. The fluctuations from period to period are due primarily to the timing of spare and store purchases, as well as repairs and maintenance, including certain annual class and certification costs.
Charterhire expense for the Company’s Ultramax Operations was approximately $1.0 million for both the third quarters of 2018 and 2017 and relates to the vessel time chartered-in at $10,125 per day.
Ultramax Operations depreciation increased to $9.4 million in the fourth quarter of 2018 from $7.8 million in the prior year period, reflecting the increase in the Company’s weighted average vessels owned to 37 from 29.
General and administrative expense for the Company’s Ultramax Operations was $1.1 million for the fourth quarter of 2018 and $0.9 million in the prior year period. General and administrative expenses consist primarily of administrative service fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions. The increase versus the prior year period reflects the growth of the Company’s fleet.
Kamsarmax Operations

	Three Months Ended December 31,
Dollars in thousands	2018	2017	Change	% Change
TCE Revenue:
Vessel revenue	$22,752	$20,861	$1,891	9
Voyage expenses	112	50	62	124
TCE Revenue	$22,640	$20,811	$1,829	9
Operating expenses:
Vessel operating costs	8,796	8,719	77	1
Charterhire expense	104	11	93	845
Vessel depreciation	5,013	5,021	(8)	—
General and administrative expense	554	324	230	71
Total operating expenses	$14,467	$14,075	$392	3
Operating income	$8,173	$6,736	$1,437	21
Vessel revenue for the Company’s Kamsarmax Operations increased to $22.8 million in the fourth quarter of 2018 from $20.9 million in the prior year period. Kamsarmax rates were lower in the fourth quarter of 2018 when compared to the first nine months of 2018 due to the restriction of coal imports by the Chinese government, mild winter temperatures and the lack of grain cargoes from the United States to the Far East.
TCE revenue (see Non-GAAP Financial Measures) for the Company’s Kamsarmax Operations was $22.6 million for the fourth quarter of 2018 associated with a day-weighted average of 19 vessels owned, compared to $20.8 million for the prior year period associated with a day-weighted average of 18 vessels owned and one vessel time chartered-in. TCE revenue per day was $13,148 and $12,605 for the fourth quarters of 2018 and 2017, respectively.

Dollars in thousands	Three Months Ended December 31,
Kamsarmax Operations:	2018	2017	Change	% Change
TCE Revenue	$22,640	$20,811	$1,829	9
TCE Revenue / Day	$13,148	$12,605	$543	4
Revenue Days	1,722	1,651	71	4

Kamsarmax Operations vessel operating costs were $8.8 million for the fourth quarter of 2018 relating to the 19 vessels owned on average during the period and included $0.3 million of takeover costs and contingency expenses. This compares to the prior year period of $8.7 million relating to 18 vessels owned on average during the period. Daily operating costs excluding takeover costs and contingency expenses for the fourth quarters of 2018 and 2017 were $4,857 and $4,943, respectively. Vessel operating expenses decreased from $4,931 in the third quarter of 2018, due primarily to a decrease in spare and store purchases.
While the Company did not time charter-in any Kamsarmax vessels in either the fourth quarter of 2018 or 2017, it has a profit and loss sharing agreement with a third party related to one Kamsarmax vessel, for which it recorded its share of the losses.
Kamsarmax Operations depreciation was $5.0 million in both the fourth quarters of 2018 and 2017 as the Company’s weighted average vessels owned were 19 and 18 in the same periods.
General and administrative expense for the Company’s Kamsarmax Operations was $0.6 million and $0.3 million for the fourth quarters of 2018 and 2017, respectively. The expense consists primarily of administrative services fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions.
Corporate
Certain general and administrative expenses the Company incurs, all of its financial expenses and investment income or losses are not attributable to a specific segment. Accordingly, these costs are not allocated to the Company’s segments. These general and administrative expenses, including compensation, audit, legal and other professional fees, as well as the costs of being a public company, such as director fees, were $7.4 million and $5.3 million in the fourth quarters of 2018 and 2017, respectively. The quarter over quarter increase is due primarily to increases in compensation and consulting fees.
The Company recorded a non-cash loss of $7.7 million for the fourth quarter of 2018 and a cash dividend of $0.5 million on its equity investment in Scorpio Tankers.
Financial expenses, net increased to $14.4 million in the fourth quarter of 2018 from $9.1 million in the prior year period due to an increase in the LIBOR rate and higher levels of debt due to refinancing, as well as the write-off of $1.7 million of deferred financing costs related to such refinancing.
Financial Results for the Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017
For the year ended December 31, 2018, the Company’s GAAP net loss was $12.7 million or $0.18 loss per diluted share compared to a GAAP net loss of $59.7 million, or $0.83 loss per diluted share in the same period in 2017. Results for the year ended December 31, 2018 include a non-cash loss of $7.7 million and a cash dividend of $0.5 million, or $0.10 loss per diluted share from the Company’s equity investment in Scorpio Tankers and a write-off of deferred financing costs of $3.8 million, or $0.05 loss per diluted share, related to the refinancing of existing debt. EBITDA for the years ended December 31, 2018 and 2017 were $100.6 million and $35.3 million, respectively (see Non-GAAP Financial Measures). Excluding the loss/write-off of vessels and assets held for sale of $17.7 million and the write-off of deferred financing costs on the credit facility related to those specific vessels of $0.5 million, the Company’s adjusted net loss for the year ended December 31, 2017 was $41.6 million, or $0.57 adjusted loss per diluted share and adjusted EBITDA was $53.5 million (see Non-GAAP Financial Measures below). There were no such non-GAAP adjustments to the Company’s net income for the year ended December 31, 2018.
Total vessel revenues for the year ended December 31, 2018 were $242.5 million, an increase of 50% from $162.2 million for the same period in 2017. The Company’s TCE revenue (see Non-GAAP Financial Measures) for the year ended December 31, 2018 was $242.0 million compared to $161.8 million for the same period in 2017. The rates earned in 2018 by both the Company’s Ultramax and Kamsarmax Operations were driven by a decrease in the supply of tonnage and the United States and China trade war which resulted in longer voyages as Chinese imports from the United States were replaced with imports from South America.
Total operating expenses for the year ended December 31, 2018 were $199.2 million compared to $187.8 million for the same period in 2017. The year over year increase relates to increases in vessel operating costs and depreciation resulting from the increase in the size of the Company’s fleet, offset in part to the loss/write-off of vessels and assets held for sale of $17.7 million recorded in 2017.

Ultramax Operations

	Year Ended December 31,
Dollars in thousands	2018	2017	Change	% Change
TCE Revenue:
Vessel revenue	$155,197	$94,380	$60,817	64
Voyage expenses	330	129	201	156
TCE Revenue	$154,867	$94,251	$60,616	64
Operating expenses:
Vessel operating costs	71,220	51,445	19,775	38
Charterhire expense	3,754	975	2,779	285
Vessel depreciation	37,287	29,797	7,490	25
General and administrative expense	4,344	3,389	955	28
Total operating expenses	$116,605	$85,606	$30,999	36
Operating income	$38,262	$8,645	$29,617	343
Vessel revenue for the Company’s Ultramax Operations increased to $155.2 million for the year ended December 31, 2018 from $94.4 million in the prior year. Despite tariffs and sanctions disrupting 2018, rates earned by the Company’s Ultramax Operations increased by 24% compared to 2017 due to lower levels of tonnage supply, grain exports from the South American and Black Sea markets and petcoke and coal cargoes out of the United States Gulf.
TCE revenue (see Non-GAAP Financial Measures) for the Company’s Ultramax Operations was $154.9 million for the year ended December 31, 2018 associated with a day-weighted average of 37 vessels owned and one time chartered-in vessel, compared to $94.3 million for the prior year period, associated with a day-weighted average of 29 vessels owned. TCE revenue per day was $11,226 and $9,159 for the year ended December 31, 2018 and 2017, respectively.

Dollars in thousands	Year Ended December 31,
Ultramax Operations:	2018	2017	Change	% Change
TCE Revenue	$154,867	$94,251	$60,616	64
TCE Revenue / Day	$11,226	$9,159	$2,067	23
Revenue Days	13,795	10,291	3,504	34
The Company’s Ultramax Operations vessel operating costs were $71.2 million for the year ended December 31, 2018, relating to the 37 vessels owned on average during the period and included approximately $4.2 million of takeover costs and contingency expenses. Vessel operating costs for the prior year were $51.4 million and related to the 29 vessels owned on average during the period. Daily operating costs excluding takeover costs, contingency expenses and other non-operating expenses for the years ended December 31, 2018 and 2017 were $4,962 and $4,842, respectively. The increase is due to an increase of purchases of spares and stores, as well as freight and forwarding expense.
Charterhire expense for the Company’s Ultramax Operations was approximately $3.8 million for the year ended December 31, 2018, and relates to the vessel the Company has time chartered-in at $10,125 per day since the end of the third quarter of 2017.
Ultramax Operations depreciation increased to $37.3 million for the year ended December 31, 2018 from $29.8 million in the prior year reflecting the increase in the Company’s weighted average vessels owned to 37 from 29.
General and administrative expense for the Company’s Ultramax Operations was $4.3 million for 2018 and $3.4 million in the prior year period. General and administrative expenses consist primarily of administrative service fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions. The increase versus the prior year reflects the growth of the Company’s fleet.

Kamsarmax Operations

	Year Ended December 31,
Dollars in thousands	2018	2017	Change	% Change
TCE Revenue:
Vessel revenue	$87,305	$67,825	$19,480	29
Voyage expenses	219	300	(81)	(27)
TCE Revenue	$87,086	$67,525	$19,561	29
Operating expenses:
Vessel operating costs	34,254	35,336	(1,082)	(3)
Charterhire expense	422	4,417	(3,995)	(90)
Vessel depreciation	19,320	18,713	607	3
General and administrative expense	2,069	1,916	153	8
Loss / write down on assets held for sale	—	17,701	(17,701)	(100)
Total operating expenses	$56,065	$78,083	$(22,018)	(28)
Operating income (loss)	$31,021	$(10,558)	$41,579	394
Vessel revenue for the Company’s Kamsarmax Operations increased to $87.3 million for the year ended December 31, 2018 from $67.8 million in the prior year. Rates earned by the Company’s Kamsarmax Operations during the year ended December 31, 2018 increased 31% compared to 2017, as supply was down due to a lack of new deliveries, as well as increased ton per mile utilization due to an increase in voyages from the east coast of South America to China resulting from the United States and China trade wars.
TCE revenue (see Non-GAAP Financial Measures) for the Company’s Kamsarmax Operations was $87.1 million for the year ended December 31, 2018 associated with a day-weighted average of 19 vessels owned, compared to $67.5 million for prior year, associated with a day-weighted average of 18 vessels owned and one vessel time chartered-in. TCE revenue per day was $13,127 and $10,051 for the years ended December 31, 2018 and 2017, respectively.

Dollars in thousands	Year Ended December 31,
Kamsarmax Operations:	2018	2017	Change	% Change
TCE Revenue	$87,086	$67,525	$19,561	29
TCE Revenue / Day	$13,127	$10,051	$3,076	31
Revenue Days	6,634	6,718	(84)	(1)
Kamsarmax Operations vessel operating costs were $34.3 million for the year ended December 31, 2018, which related to the 19 vessels owned on average during the period and included approximately $1.1 million of takeover costs and contingency expenses. Vessel operating costs for the prior year were $35.3 million and related to the 18 vessels owned on average during the period. Daily operating costs excluding takeover costs, contingency expenses and other non-operating expenses for the years ended December 31, 2018 and 2017 were $4,940 and $5,028, respectively.
While the Company does not time charter-in any Kamsarmax vessels, it has a profit and loss sharing agreement relating to one Kamsarmax vessel with a third party and during the year ended December 31, 2018, the Company’s share of the loss on that vessel was $0.4 million compared to $0.8 million in the prior year period. During the prior year period, a Kamsarmax vessel was time chartered-in through August 2017 at a cost of $3.6 million.
Kamsarmax Operations depreciation increased to $19.3 million for the year ended December 31, 2018 from $18.7 million in the prior year period. The Company’s weighted average vessels owned was 19 and 18 for the years ended December 31, 2018 and 2017, respectively.

General and administrative expense for the Company’s Kamsarmax Operations was $2.1 million and $1.9 million for the years ended December 31, 2018 and 2017, respectively. The expense consists primarily of administrative services fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions.
During the year ended December 31, 2017, the Company recorded a write-down on assets held for sale of $17.7 million related to the sale of two Kamsarmax vessels to an unaffiliated third party.
Corporate
Certain general and administrative expenses the Company incurs as well as all of its financial expenses and investment income or losses are not attributable to a specific segment. Accordingly, these costs are not allocated to the Company’s segments. These general and administrative expenses, including compensation, audit, legal and other professional fees, as well as the costs of being a public company, such as director fees, increased slightly year over year totaling $25.9 million and $23.8 million for the years ended December 31, 2018 and 2017, respectively.
The Company recorded a non cash loss of $7.7 million for the fourth quarter of 2018 and a cash dividend of $0.5 million on its equity investment in Scorpio Tankers.
Financial expenses, net increased to $49.9 million in the year ended December 31, 2018 from $33.9 million in the prior year period due to an increase in the LIBOR rate and higher levels of debt related to the increase in overall fleet size and debt refinancing, as well as the write-off of $3.8 million of deferred financing costs related to such refinancing.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	Unaudited
	Three Months Ended December 31,		Year Ended December 31,
	2018	2017	2018	2017
Revenue:
Vessel revenue	$65,171	$51,127	$242,502	$162,205
Operating expenses:
Voyage expenses	177	97	549	429
Vessel operating costs	26,587	22,801	105,475	86,664
Charterhire expense	1,085	947	4,176	5,392
Vessel depreciation	14,414	12,840	56,607	48,510
General and administrative expenses	9,102	6,551	32,385	29,081
Loss / write down on assets held for sale	—	—	—	17,701
Total operating expenses	51,365	43,236	199,192	187,777
Operating income (loss)	13,806	7,891	43,310	(25,572)
Other income (expense):
Interest income	351	197	1,107	1,100
Dividend income	541	—	541	—
Investment income (loss)	(7,719)	—	(7,719)	—
Foreign exchange loss	5	(15)	(68)	(292)
Financial expense, net	(14,357)	(9,141)	(49,869)	(34,962)
Total other expense	(21,179)	(8,959)	(56,008)	(34,154)
Net loss	$(7,373)	$(1,068)	$(12,698)	$(59,726)

Loss per share:
Basic	$(0.11)	$(0.01)	$(0.18)	$(0.83)
Diluted	$(0.11)	$(0.01)	$(0.18)	$(0.83)

Basic weighted average number of common shares outstanding	69,387	71,702	71,827	71,794
Diluted weighted average number of common shares outstanding	69,387	71,702	71,827	71,794

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands)

	Unaudited
	December 31, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents	$67,495	$68,535
Accounts receivable	10,290	7,933
Prepaid expenses and other current assets	6,314	6,087
Total current assets	84,099	82,555
Non-current assets
Vessels, net	1,507,918	1,534,782
Vessels under construction	—	6,710
Equity method investment	92,281	—
Deferred financing costs, net	3,706	3,068
Other assets	15,822	16,295
Total non-current assets	1,619,727	1,560,855
Total assets	$1,703,826	$1,643,410

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$60,310	$46,993
Capital lease obligations	4,594	1,144
Senior Notes, net	73,253	—
Accounts payable and accrued expenses	14,457	10,453
Total current liabilities	152,614	58,590
Non-current liabilities
Bank loans, net	621,179	576,967
Capital lease obligations	69,229	17,747
Senior Notes, net	—	72,726
Total non-current liabilities	690,408	667,440
Total liabilities	843,022	726,030
Shareholders’ equity
Preferred shares, $0.01 par value; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common shares, $0.01 par value per share; authorized 212,500,000 shares; issued and outstanding 71,217,258 and 74,902,364 shares as of December 31, 2018 and December 31, 2017, respectively	796	762
Paid-in capital	1,747,648	1,745,844
Common shares held in treasury, at cost; 8,567,846 and 1,465,448 shares at December 31, 2018 and December 31, 2017, respectively	(56,720)	(11,004)
Accumulated deficit	(830,920)	(818,222)
Total shareholders’ equity	860,804	917,380
Total liabilities and shareholders’ equity	$1,703,826	$1,643,410

Scorpio Bulkers Inc. and Subsidiaries
Statements of Cash Flows (unaudited)
(Amounts in thousands)

	Year Ended December 31,
	2018	2017
Operating activities
Net loss	$(12,698)	$(59,726)
Adjustment to reconcile net loss to net cash used by
operating activities:
Restricted share amortization	7,881	12,645
Vessel depreciation	56,607	48,510
Amortization of deferred financing costs	9,582	6,085
Write-off of deferred financing costs	—	470
Loss / write-down on assets held for sale	—	16,471
Net unrealized losses on investments	7,719	—
Changes in operating assets and liabilities:
Decrease in accounts receivable	(2,356)	(882)
Increase (decrease) in prepaid expenses and other assets	250	(4,032)
Increase in accounts payable and accrued expenses	4,002	41
Net cash provided by operating activities	70,987	19,582
Investing activities
Equity investment	(100,000)	—
Proceeds from sale of assets held for sale	—	44,340
Scrubber payments	(1,235)	—
Payments for vessels and vessels under construction	(21,799)	(217,033)
Net cash used in investing activities	(123,034)	(172,693)
Financing activities
Proceeds from issuance of long-term debt	469,225	287,554
Repayments of long-term debt	(358,858)	(153,003)
Common shares repurchased	(45,716)	(11,004)
Dividend paid	(6,042)	(1,509)
Debt issue costs paid	(7,602)	(2,126)
Net cash provided by financing activities	51,007	119,912
Decrease in cash and cash equivalents	(1,040)	(33,199)
Cash at cash equivalents, beginning of period	68,535	101,734
Cash and cash equivalents, end of period	$67,495	$68,535

Scorpio Bulkers Inc. and Subsidiaries
Other Operating Data (unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2018	2017	2018	2017
Time charter equivalent revenue ($000’s) (1):
Vessel revenue	$65,171	$51,127	$242,502	$162,205
Voyage expenses	(177)	(97)	(549)	(429)
Time charter equivalent revenue	$64,994	$51,030	$241,953	$161,776
Time charter equivalent revenue attributable to:
Kamsarmax	$22,640	$20,811	$87,086	$67,525
Ultramax	42,354	30,219	154,867	94,251
	$64,994	$51,030	$241,953	$161,776
Revenue days:
Kamsarmax	1,722	1,651	6,634	6,718
Ultramax	3,468	2,776	13,795	10,291
Combined	5,190	4,427	20,429	17,009
TCE per revenue day (1):
Kamsarmax	$13,148	$12,605	$13,127	$10,051
Ultramax	$12,213	$10,886	$11,226	$9,159
Combined	$12,523	$11,527	$11,844	$9,511

(1)
The Company defines Time Charter Equivalent (TCE) revenue as vessel revenues less voyage expenses. Such TCE revenue, divided by the number of the Company’s available days during the period, or revenue days, is TCE per revenue day, which is consistent with industry standards. TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

The Company reports TCE revenue, a non-GAAP financial measure, because (i) the Company believes it provides additional meaningful information in conjunction with vessel revenues and voyage expenses, the most directly comparable U.S.-GAAP measure, (ii) it assists the Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) the Company believes that it presents useful information to investors. See Non-GAAP Financial Measures.

Fleet List as of January 25, 2019

Vessel Name	Year Built	DWT	Vessel Type
SBI Samba	2015	84,000	Kamsarmax
SBI Rumba	2015	84,000	Kamsarmax
SBI Capoeira	2015	82,000	Kamsarmax
SBI Electra	2015	82,000	Kamsarmax
SBI Carioca	2015	82,000	Kamsarmax
SBI Conga	2015	82,000	Kamsarmax
SBI Flamenco	2015	82,000	Kamsarmax
SBI Bolero	2015	82,000	Kamsarmax
SBI Sousta	2016	82,000	Kamsarmax
SBI Rock	2016	82,000	Kamsarmax
SBI Lambada	2016	82,000	Kamsarmax
SBI Reggae	2016	82,000	Kamsarmax
SBI Zumba	2016	82,000	Kamsarmax
SBI Macarena	2016	82,000	Kamsarmax
SBI Parapara	2017	82,000	Kamsarmax
SBI Mazurka	2017	82,000	Kamsarmax
SBI Swing	2017	82,000	Kamsarmax
SBI Jive	2017	82,000	Kamsarmax
SBI Lynx	2018	82,000	Kamsarmax
Total Kamsarmax		1,562,000

SBI Antares	2015	61,000	Ultramax
SBI Athena	2015	64,000	Ultramax
SBI Bravo	2015	61,000	Ultramax
SBI Leo	2015	61,000	Ultramax
SBI Echo	2015	61,000	Ultramax
SBI Lyra	2015	61,000	Ultramax
SBI Tango	2015	61,000	Ultramax
SBI Maia	2015	61,000	Ultramax
SBI Hydra	2015	61,000	Ultramax
SBI Subaru	2015	61,000	Ultramax
SBI Pegasus	2015	64,000	Ultramax
SBI Ursa	2015	61,000	Ultramax
SBI Thalia	2015	64,000	Ultramax
SBI Cronos	2015	61,000	Ultramax
SBI Orion	2015	64,000	Ultramax
SBI Achilles	2016	61,000	Ultramax
SBI Hercules	2016	64,000	Ultramax
SBI Perseus	2016	64,000	Ultramax
SBI Hermes	2016	61,000	Ultramax
SBI Zeus	2016	60,200	Ultramax
SBI Hera	2016	60,200	Ultramax
SBI Hyperion	2016	61,000	Ultramax
SBI Tethys	2016	61,000	Ultramax
SBI Phoebe	2016	64,000	Ultramax
SBI Poseidon	2016	60,200	Ultramax
SBI Apollo	2016	60,200	Ultramax
SBI Samson	2017	64,000	Ultramax
SBI Phoenix	2017	64,000	Ultramax
SBI Gemini	2015	64,000	Ultramax

Vessel Name	Year Built	DWT	Vessel Type
SBI Libra	2017	64,000	Ultramax
SBI Puma	2014	64,000	Ultramax
SBI Jaguar	2014	64,000	Ultramax
SBI Cougar	2015	64,000	Ultramax
SBI Aries	2015	64,000	Ultramax
SBI Taurus	2015	64,000	Ultramax
SBI Pisces	2016	64,000	Ultramax
SBI Virgo	2017	64,000	Ultramax
Total Ultramax		2,307,800
Total Owned or Finance Leased Vessels DWT		3,869,800
Time chartered-in vessels
The Company currently time charters-in one Ultramax vessel. The terms of the contract are summarized as follows:

Vessel Type	Year Built	DWT	Country of Build	Daily Base Rate	Earliest Expiry
Ultramax	2017	62,100	Japan	$10,125	30-Sep-19	(1)
Total TC DWT		62,100

(1)
This vessel is time chartered-in for 22 to 24 months at the Company’s option at $10,125 per day. The Company has the option to extend this time charter for one year at $10,885 per day. The vessel was delivered to the Company in September 2017.

Conference Call on Results:
A conference call to discuss the Company’s results will be held today, January 28, 2019, at 11:00 AM Eastern Standard Time / 5:00 PM Central European Time. Those wishing to listen to the call should dial 1 (866) 219-5268 (U.S.) or 1 (703) 736-7424 (International) at least 10 minutes prior to the start of the call to ensure connection. The conference participant passcode is 5951238.

There will also be a simultaneous live webcast over the internet, through the Scorpio Bulkers Inc. website www.scorpiobulkers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: https://edge.media-server.com/m6/p/cv278uhs

About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities.  Scorpio Bulkers Inc. has an operating fleet of 57 vessels consisting of 56 wholly-owned or finance leased dry bulk vessels (including 19 Kamsarmax vessels and 37 Ultramax vessels), and one time chartered-in Ultramax vessel. The Company’s owned and finance leased fleet has a total carrying capacity of approximately 3.9 million dwt and all of the Company’s owned vessels have carrying capacities of greater than 60,000 dwt. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.

Non-GAAP Financial Measures
To supplement the Company’s financial information presented in accordance with accounting principles generally accepted in the U.S., (“GAAP”), management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to the Company’s financial condition and results of operations, and therefore a more complete understanding of factors affecting its business than GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.
Earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted net loss and related per share amounts, as well as adjusted EBITDA and TCE Revenue are non-GAAP performance measures that the Company believes provide investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP. Please see below for reconciliations of EBITDA, adjusted net loss and related per share amounts, and adjusted EBITDA. Please see “Other Operating Data” for a reconciliation of TCE revenue.
EBITDA (unaudited)

	Three Months Ended December 31,		Year Ended December 31,
In thousands	2018	2017	2018	2017
Net loss	$(7,373)	(1,068)	$(12,698)	$(59,726)
Add Back:
Net interest expense	10,907	7,107	39,180	27,307
Depreciation and amortization (1)	19,769	16,903	74,070	67,710
EBITDA	$23,303	22,942	$100,552	$35,291
(1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.
Adjusted net loss (unaudited)

	Year Ended December 31,
In thousands, except per share data	2017
	Amount	Per share
Net loss	$(59,726)	$(0.83)
Adjustments:
Loss / write down on assets held for sale	17,701	0.25
Write down of deferred financing cost	470	0.01
Total adjustments	$18,171	$0.26
Adjusted net loss	$(41,555)	$(0.57)

Adjusted EBITDA (unaudited)

Year Ended December 31,
In thousands	2017
Net loss	$(59,726)
Impact of adjustments	18,171
Adjusted net loss	(41,555)
Add Back:
Net interest expense	27,307
Depreciation and amortization (1)	67,710
Adjusted EBITDA	$53,462
(1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)